Mail Stop 3561

January 16, 2009

Mr. Joseph Rozelle
Chief Financial Officer
Ruby Growth Corporation
c/o Nautilus Global Partners
700 Gemini, Suite 100
Houston, TX 77056

  Re: Ruby Growth Corporation
    Form 10-K/A for Fiscal Year Ended
    December 31, 2007
    Filed January 9, 2009
    File No. 000-52135

Dear Mr. Rozelle:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 1

1. We reviewed your response to our prior comment two. We were unable to find your revised disclosure in your financial statements, thus the comment will be reissued. Please revise to include a statement identifying the framework used by

management (e.g. COSO, CoCo, Turnbull Report, etc.) to evaluate the effectiveness of internal controls over financial reporting in accordance with Item 308T(a)(2) of Regulation S-K.

Section 302 Certifications

2.   We note that your Section 302 certification did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included

Please revise your certification to address the issues above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services